January 5, 2006

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Paul Danner
Chief Executive Officer
Paragon Financial Corporation
830-13 A1A North
Ponte Verde Beach, FL 32082

RE: **Paragon Financial Corporation (the "Company")**
        Form 10-K for the Fiscal Year Ended December 31, 2004
        Form 10-Q for the Quarter Ended June 30, 2005
        File No. 000-27437

Dear Mr. Paul Danner:

We have reviewed your response letter dated November 7, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please submit your responses to this comment letter and the prior Staff comment letter dated September 28, 2005 in electronic form, under the label "corresp," in accordance with Rule 101(a)(3) of Regulation S-T.

<u>Form 10-K for the Fiscal Year Ended December 31, 2004</u>

Financial Statements

Consolidated Balance Sheets, page F-4

2.   We have reviewed your response to our prior comment number 2, but are still unclear
        how you have determined that the goodwill balance reported on your balance sheet at
        December 31, 2004 is not impaired. You have indicated that although you have reported
        a loss since the acquisition of PHF, the stand alone audited financial statements of PHF
        demonstrate that it is profitable. However, your response does not explain the methods
        or assumptions used in performing your impairment analysis of PHF's goodwill. As
        requested in our prior comment, please tell us the method and significant assumptions
        used to evaluate PHF's goodwill during 2004 and in any subsequent periods. As part of
        your response, you should also provide us with a copy of the most recent analysis
        performed by management to determine whether PHF's goodwill was impaired. We may
        have further comment upon receipt of your response.

Consolidated Statements of Cash Flows, page F-8

3.   We note that your presentation of cash flows from discontinued operations as a separate
        line item in your statement of cash flows does not conform with the disclosure
        requirements of SFAS No. 95. In accordance with paragraph 6 of SFAS No. 95, all cash
        flows should be reported as an operating, investing, or financing activity. Please revise
        your statement of cash flows accordingly.

Notes to the Consolidated Financial Statements

Note 1. Principles of Consolidation, Basis of Presentation, and Significant Accounting Policies

Acquisitions, page F-9

4.   We have reviewed your response to our prior comment number 3, but are unclear as to
        whether the method used to value the stock issued in conjunction with the PGNF
        acquisition was appropriate. In this regard, please explain why you agreed to the terms
        of your merger with PGNF on October 14, 2002 but did not announce the transaction
        until a month later on November 14, 2002. As noted in paragraph 4 of EITF 99-12 and
        paragraph 22 of SFAS No. 141, your stock should have been valued based upon its
        market price for a reasonable period before and after the date that the terms of the
        acquisition had been both agreed to and announced, rather than based solely upon the
        date on which the terms of the acquisition were agreed to. Please revise your financial

statements to value the securities issued in this acquisition transaction in accordance with EITF 99-12 and SFAS No. 141 or explain why this is not required.

Note 5. Goodwill, page F-18

5.   We have reviewed your response to our prior comment number 8, but we do not believe that your response has fully addressed the concerns raised in our prior comment. Please tell us and revise Footnote 5 to your financial statements to disclose the factors that contributed to a purchase price for the acquisition of PHF that resulted in the recognition of goodwill. Your response and your revised disclosures should specifically discuss the reason(s) you purchased PHF for a price that significantly exceeded the fair value of the identifiable assets that were acquired. Please refer to the requirements of paragraph 51(b) of SFAS No. 141.

Note 10. Income Taxes, page F-25

6.   We have reviewed your response to our prior comment number 11, but are unclear as to the basis for your conclusion that your unreserved deferred tax assets will more likely than not be realized. It appears that your decision not to reserve the entire deferred tax asset balance is based upon factors not yet evidenced in your financial results, such as the ability to complete additional acquisitions and your ability to reduce the company's operating expenses to a level at which the company will be profitable. In addition, we believe that your continuous operating losses and negative cash flows from operations provide a significant amount of negative evidence with regard to your ability to realize your deferred tax assets in future years. As such, please tell us in further detail and expand your disclosures in future filings to explain the facts and circumstances that support your conclusion that a portion of your deferred tax assets are expected to be realized. As part of your response and your revised disclosures, please explain the nature of the legal restructurings you plan to undertake to utilize PFC's net operating losses.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 5. Goodwill, page 12

7.   We have reviewed your response to our prior comment number 13. In your future filings, please expand your disclosures regarding the allocation of the purchase price of FCM to discuss as applicable (i) whether your purchase allocations are finalized as of the balance sheet date, (ii) the reasons why any purchase price allocations have not been completed, and (iii) the nature and amounts of any subsequent material adjustments made to the initial allocation of the purchase price. Please refer to the requirements of paragraph 51(h) of SFAS No. 141.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. Scott L. Vining, CFO